Suite 1230, 777 Hornby Street Vancouver, BC Canada, V6Z 1S4 Tel: (604) 694-0021 Fax: (604) 694-0063

July 11, 2012

Mr. Craig Arakawa
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Dear Mr. Arakawa:

Re:	Petaquilla Minerals Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended May 31, 2011
Filed September 12, 2011
File No. 000-26296

Further to our telephone conversations, we are in receipt and thank you for your correspondence dated May 31, 2012.

As discussed, the Company is in the process of finalizing its reply addressing the comments presented in the May 31, 2012, letter and we have requested our independent auditor, Ernst & Young LLP, review our responses prior to submission to the United States Securities and Exchange Commission (the “SEC”).

We expect to file our formal reply addressing the SEC’s comments on Monday, July 16, 2012.

We trust you will find the above in order but should you have any questions, please do not hesitate to contact our office.

Regards,

PETAQUILLA MINERALS LTD.

/s/ Janet Francis

Janet Francis
VP Corporate Affairs

/jef